Exhibit 4.26

MEDICAL PRODUCT MANUFACTURING SERVICES AGREEMENT

THIS AGREEMENT (the “Agreement”) is effective as of March 11, 2004 (the “Commencement Date”), by and between Celsion Corporation a(n) Delaware corporation having a principal place of business at 10220-1 Old Columbia Road, Columbia, MD (“CUSTOMER”) and VENUSA Corporation and its wholly owned subsidiaries and affiliates, a corporation having its principal place of business at 200 West Seventh Avenue, Collegeville, PA 19426 (“VENUSA”).

1.	TERM

The initial term of this Agreement shall commence on the Commencement Date and shall continue through the second anniversary of the Commencement Date unless sooner terminated by mutual agreement or in accordance with this Agreement. Upon the expiry of the initial term, this Agreement shall continue from year to year until one party terminates the Agreement by giving at least one hundred and eighty (180) days’ prior written notice to the other party. Notwithstanding the foregoing, the term of this Agreement shall automatically extend to include the term of any purchase order (“Order”) issued hereunder.

2.	PRICING

2.1 Pricing. During the term, CUSTOMER shall have the right to purchase from VENUSA the products specified in Exhibit A attached hereto, as such Exhibit may be amended from time to time (the “Product(s)”) at the prices set forth in Exhibit A (the “Prices”). Prices (a) are in U.S. Dollars, (b) exclude the items set forth in Section 2.2, and (c) are based on (i) the Product configuration set forth in Exhibit A attached hereto, and (ii) the projected volumes, minimum run rates and other assumptions set forth in VENUSA’s bid letters and Exhibit A. The Prices shall remain fixed for the term of the Agreement (unless otherwise specified herein), subject to VENUSA’s right to revise Prices as a result of (x) changes in product design, process and approved suppliers. Such changes may result in net increases or decreases in price, or (y) the price adjustments arising from changes in cost as set forth in Section 2.3, or (z) changes arising from cost reduction efforts as discussed in Article 6 below. CUSTOMER and VENUSA must mutually agree on all Vendors (as defined in Section 4.2(a)).

2.2 Exclusions from Price. Prices do not include (a) taxes or charges (other than those based on net income of VENUSA) imposed by any taxing authority upon the manufacture, sale, shipment, storage, “value add” or use of the Product which VENUSA is obligated to pay or collect; and (b) setup, tooling, or non-recurring engineering activities (collectively “NRE”) charges. Any charges for these items shall be separately invoiced. NRE charges are separately priced as set forth in 2.5 below.

2.3 Other Price Adjustments:

(a) CUSTOMER acknowledges that the Prices set forth in Exhibit A are based on the forecasted volumes provided by CUSTOMER to VENUSA. In the event CUSTOMER fails to purchase Product in quantities consistent with the Prices set forth in Exhibit A, VENUSA reserves the right to bill back CUSTOMER for the difference between the prices paid and the prices commensurate with such quantities volumes. In the event that the CUSTOMER purchases Product in quantities greater than those forecast, CUSTOMER reserves the right to take pricing rebates for the difference between the prices paid and the prices commensurate with such greater quantities. Such reconciliation will be performed semi-annually in January and July.

(b) Products pricing throughout the duration of this Agreement specified on Exhibit A or as quoted on VENUSA’s bid letters, is subject to adjustment for increases in VENUSA’s basic material costs. Such increases may be adopted quarterly. VENUSA will provide corroborating evidence of any cost increase. Both VENUSA and CUSTOMER will devote diligent efforts towards avoidance of material cost increases through customary and normal business practices.

(c) CUSTOMER and VENUSA will mutually establish a scrap rate that is intrinsic to the Product and is based on actual production. This will be reviewed quarterly at a minimum. The scrap rate will be used to appropriately adjust Price.

2.4 Product Ordering. Product ordering shall be in accordance with the schedule or method of releases by Orders set forth in Article 4.

2.5 Non-Recurring Engineering Charges. NRE charges will be incurred and invoiced as set forth in VENUSA’s bid letter and as amended from time to time as mutually agreed, upon scope of work changes.

3.	PAYMENT TERMS

Payment terms are net thirty (30) days after date of invoice. Payment shall be made in U.S. Dollars. Offsets and setoffs by either party are not allowed.

4.	PURCHASE ORDERS/FORECAST/RESCHEDULE

4.1 Purchase Orders.

(a) CUSTOMER will issue to VENUSA specific Orders for Product covered by this Agreement. Each Order shall be in the form of a written or electronic communication and shall contain the following information: (i) a description of the Product by part number and revision; (ii) the quantity of the Product; (iii) the delivery date or shipping schedule; (iv) the location to which the Product is to be shipped; and (v) transportation instructions. Each Order shall provide an order number for billing purposes, and may include other instructions and terms as may be appropriate under the circumstances.

(b) All Orders shall be confirmed by VENUSA within five (5) business days of receipt. In the event VENUSA is unable to meet the delivery schedule set forth in a proposed Order, or finds the schedule to be unacceptable for some other reason, the parties shall negotiate in good faith to resolve the disputed matter(s). If VENUSA rejects a proposed Order, CUSTOMER shall have no further obligation with respect to such Order.

4.2 Forecast; Minimum Buys; Excess and Obsolete Inventory.

(a) Forecast. CUSTOMER will provide VENUSA with an initial sixty (60) day order and a forecast for Product requirements (in monthly buckets) for an additional six (6) months (“Forecast”). The Forecast shall be non-binding for Product deliveries. The Order – and all subsequent Orders – shall be firm, considered binding, and may be rescheduled only in accordance with Section 4.2(c). VENUSA shall make purchase commitments to its Component suppliers based upon the Order and Forecast, and CUSTOMER shall be responsible for all such purchase commitments, including but not limited to, Components purchased in support of CUSTOMER’s then-current Forecast. Acquisition of inventories that are in excess of the requirements to support the Order shall require CUSTOMER’s prior written approval. For the purposes of this Agreement “Components” shall mean any and all, raw materials, parts, accessories, components, or items purchased or ordered by VENUSA to develop and manufacture the Products for CUSTOMER.

(b) Subsequent Orders. On the third business day of each calendar month after the initial Order a new Order for the month following the initial Order shall be added so that a rolling Order of sixty (60) days is always maintained and a new six (6) month Forecast generated

(c) Reschedule. CUSTOMER may not reschedule all or part of a scheduled delivery (Order) without the written permission of VENUSA. Customer shall have the right to decrease Forecast. Customer shall use reasonable efforts to avoid disruptive change to VENUSA’s capacity.

CUSTOMER shall have the right to increase orders and forecasts in accordance with the table below.

Days Before Planned Delivery Date	Percentage Increase Allowance
0 – 30	No Change
31 – 60	35%
61-90	50%
> 90	100%

VENUSA shall use reasonable commercial efforts to accommodate any upside schedule changes beyond the order and forecast adjustment limits in the table above.

5.	DELIVERY AND ACCEPTANCE

5.1 Delivery. All Product shipments shall be F.O.B. VENUSA’s US-based warehousing facility and freight collect. Title to and risk of loss or damage to the Product shall pass to CUSTOMER upon VENUSA’s tender of the Product to CUSTOMER’s carrier. VENUSA shall mark, pack, package, crate, transport, ship and store Product to ensure (a) delivery of the Product to its ultimate destination in safe condition, (b) compliance with all requirements of the carrier and destination authorities, and (c) compliance with any special instructions of CUSTOMER. VENUSA shall use reasonable efforts to deliver the Products on the agreed-upon delivery dates and shall use reasonable efforts to notify CUSTOMER of any anticipated delays; provided, however that VENUSA shall not be liable for any failure to meet CUSTOMER delivery dates and/or any failure to give notice of anticipated delays. In the event VENUSA fails to correct delay within sixty (60) days of written request, such failure will be considered a material breach subject to remedies described at 10.1 Termination for Cause.

5.2 Acceptance. Acceptance of the Product shall occur no later than thirty (30) days after shipment of Product and shall be based solely on whether the Product passes a mutually agreeable Acceptance Test Procedure or Inspection designed to demonstrate compliance with the specifications. Product cannot be rejected based on criteria that were unknown to VENUSA or based on test procedures that VENUSA has not approved or does not conduct. Product shall be deemed accepted if not rejected within this thirty (30)-day period. Once a Product is accepted, all Product returns shall be handled in accordance with Article 7 (Warranty). Prior to returning any rejected Product, CUSTOMER shall obtain an Authorized Return Material (“ARM’’) number from VENUSA, and shall return such Product in accordance with VENUSA’s instructions; CUSTOMER shall specify the reason for such rejection in all ARM’s. In the event a Product is rejected, VENUSA shall have a reasonable opportunity to cure any defect which led to such rejection.

5.3 Certificate of Compliance All Product shipments shall certify in writing that Product conforms to the Product specifications to include Product part number and revision ordered.

6.	CHANGES

6.1 Gainsharing. In the interest of lowering Products cost CUSTOMER and VENUSA will collaborate to reduce costs through supplier, process and design improvements. Savings realized through these efforts will be mutually shared depending upon the origin of concept and reduction to practice. Specifically:

If the cost improvement ideas are conceived and developed by CUSTOMER, the savings will be enjoyed exclusively by CUSTOMER. CUSTOMER will provide sufficient information to VENUSA to permit it to quote the impact of such changes and any implementation will be require mutual written consent of CUSTOMER and VENUSA. CUSTOMER will bear any and all costs associated with such cost improvement ideas, including, but not limited to, capital and implementation costs.

If the cost improvement ideas originate with VENUSA, VENUSA will propose such changes to CUSTOMER detailing savings, benefits and project plan. CUSTOMER will exclusively determine whether or not to implement such changes. Savings derived will be shared equally between the parties after recovery of implementation expenses. The party incurring documented and mutually agreed engineering, validation and capital costs will be entitled to all savings until such investments are recovered. If both parties incur costs, mutually agreed, equitable distribution of savings will be made until recovery of respective expenses is complete.

VENUSA shall use commercially reasonable efforts to provide, at a minimum, cost improvement ideas that result in the reduction of aggregate Product prices to CUSTOMER of 2% per year beginning on the first (1st) anniversary of this Agreement. Acceptance of cost improvement ideas will be at the sole discretion of CUSTOMER, which acceptance shall not be unreasonably withheld or delayed.

7.	INTELLECTUAL PROPERTY

7.1 CUSTOMER Ownership. The Products developed by VENUSA for CUSTOMER (the “Work Product”) (including any inventions or discoveries arising from the CUSTOMER know-how provided to VENUSA to develop the CUSTOMER products hereunder) and the CUSTOMER design shall be the exclusive property of CUSTOMER and all right, title and interest in and to the Work Product shall vest solely with CUSTOMER. Except as permitted under Section 7.2, VENUSA shall not use the Work Products, the CUSTOMER design, or any Customer know-how provided to VENUSA and utilized by VENUSA to develop the CUSTOMER products, for any other purpose other than to fulfill its obligations hereunder.

7.2 VENUSA Intellectual Property. Notwithstanding anything contained in this Agreement to the contrary, CUSTOMER acknowledges and agrees that VENUSA is in the business of designing, developing, manufacturing, prototyping and assembling metal and plastic components for specialized medical devices, and that VENUSA may develop products, devices, instruments or other items for other persons which are identical or similar in functionality to the Products and which contain VENUSA Know-How, provided that such products, devices, instruments, or other items do not utilize CUSTOMER’s specifications specified in Exhibit A or other CUSTOMER know-how. For the purposes of this Agreement “VENUSA Know-How” means any technical knowledge, information and materials, including, but not limited to, ideas, concepts, formulas, means, methods, procedures, drawings, designs, apparatus, processes, assembly, schematics, compositions, plans, applications, technical data, samples, inventions and material that are owned, used, or otherwise controlled by VENUSA. As between VENUSA and CUSTOMER, all right, title and interest in VENUSA Know-How, and any improvements or enhancements thereto shall be and continue to be solely owned and controlled by VENUSA. Notwithstanding anything contained in this Agreement to the contrary, VENUSA retains the right and CUSTOMER agrees that VENUSA, its employees and agents shall be free to use and employ their general skills, know-how, and expertise, and to use, disclose, and employ any generalized ideas, concepts, know-how, methods, techniques, processes or skills gained or learned during the course of this Agreement. CUSTOMER understands and agrees that VENUSA may perform similar services for third parties using the same personnel that VENUSA may utilize for rendering services for CUSTOMER hereunder.

8	WARRANTY AND LIMITATION OF LIABILITY

8.1 VENUSA Warranty. All Products sold by VENUSA to the CUSTOMER pursuant to this Agreement shall conform to the specifications in effect for the Product at the time of delivery thereof to CUSTOMER, and VENUSA shall deliver a Certificate of Conformity to such effect. VENUSA’s warranty period is for one year from date Product is shipped from its facilities and is limited to correction of manufacturing defects and/or other manufacturing non-conformances. VENUSA shall, at its option and at its expense, either repair, replace or issue a credit for Product found defective during the warranty period. In addition, VENUSA will pass on to CUSTOMER all manufacturer’s Component warranties to the extent that they are transferable, but will not independently warrant any Components. The foregoing warranty, and the remedies provided for in this Section 8.1, are expressly conditioned upon (i) CUSTOMER providing VENUSA with prompt written notice of any nonconforming Product prior to the expiration of the warranty period, which notice must identify with particularity the non-conformity, (ii) CUSTOMER’s full cooperation with VENUSA in all reasonable respects relating thereto, and (iii) the absence of any alteration or other modification of the Products by any person or entity other than VENUSA, or in a manner not approved by VENUSA.

8.2 Exclusions From Warranty. This warranty does not include Products that have defects or failures resulting from CUSTOMER’s design of Products including, but not limited to, design functionality failures, specification inadequacies, failures relating to the functioning of Products in the manner for the intended purpose or in the specific end user’s environment or failures resulting from unauthorized modification of the Products. CUSTOMER bears all design responsibility for the Product.

8.3 Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR SPECIAL DAMAGES, OR ANY DAMAGES WHATSOEVER RESULTING FROM LOSS OF USE, DATA OR PROFITS, EVEN IF SUCH OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT WITH RESPECT TO VENUSA’S INDEMNIFICATION OBLIGATIONS SPECIFIED IN SECTION 10.1, IN NO EVENT SHALL VENUSA’S LIABILITY UNDER THIS AGREEMENT (WHETHER ASSERTED AS A TORT CLAIM OR CONTRACT CLAIM) EXCEED THE AMOUNTS PAID TO VENUSA HEREUNDER. VENUSA WILL NOT BE LIABLE FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS BY CUSTOMER, UNLESS DUE TO VENUSA’S FAILURE TO DELIVER THE PRODUCTS TO CUSTOMER ON THE TIME FRAMES AGREED HEREUNDER, WHICH FAILURE SHALL CONSTITUTE A BREACH BY VENUSA OF THIS AGREEMENT. THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

9.	CUSTOMER FURNISHED EQUIPMENT AND CUSTOMER OWNED EQUIPMENT

9.1 CUSTOMER-Furnished and CUSTOMER-Owned Items. CUSTOMER shall provide VENUSA certain equipment, fixturing and tooling items, (collectively the “CUSTOMER-Furnished Items”). In addition, VENUSA will develop and/or purchase equipment tooling and fixturing as part of the NRE such items will be paid for by the CUSTOMER. All items paid for by the CUSTOMER will be the property of the CUSTOMER (collectively the “CUSTOMER-Owned Equipment Items”). All equipment, patterns, dies, castings, molds and tooling supplied by CUSTOMER and/or owned by the CUSTOMER, shall be and remain the exclusive property of CUSTOMER, and shall be immediately returned to CUSTOMER if it so requests upon termination of this Agreement. A record of CUSTOMER-furnished and CUSTOMER-owned items shall be maintained (Exhibit B) and amended from time to time as required.

9.2 Care of CUSTOMER-Furnished Items and CUSTOMER Owned Items (“CUSTOMER Items”). All CUSTOMER Items shall remain the property of CUSTOMER. VENUSA shall clearly identify all CUSTOMER Items by an appropriate tag and shall utilize such CUSTOMER Items solely in connection with the manufacture of CUSTOMER’s Product. VENUSA shall not make or allow modifications to be made to the CUSTOMER Items without CUSTOMER’s prior written consent, which consent shall not be unreasonably withheld or delayed. VENUSA shall be responsible for reasonable diligence and care in the use and protection of any CUSTOMER Items and routine maintenance of any CUSTOMER Items. VENUSA shall not be responsible for repairs or replacements of failed CUSTOMER Items, and such repairs and replacements shall be made at CUSTOMER’s expense, unless such failure was caused by VENUSA’s gross negligence or willful misconduct. All CUSTOMER Items shall be returned to CUSTOMER at CUSTOMER’s expense upon request and VENUSA’s production and warranty obligations, which require the utilization of the returned CUSTOMER Items, will cease upon VENUSA’s fulfillment of the CUSTOMER’s request. VENUSA shall obtain CUSTOMER’s permission for any repairs greater than $2500.

9.3 CUSTOMER Supplied Components. At the time of transfer, subject to the terms of this Section 9.3, VENUSA will purchase any of CUSTOMER’s excess active inventory of Components, which is located at CUSTOMER’s current supplier and necessary to manufacture the Product. Such inventory and the cost of the Components will be priced at the cost which VENUSA utilized to provide the “Piece Price for Each Unit” to CUSTOMER as specified on Exhibit A “VENUSA’s Standard Cost”. CUSTOMER acknowledges and agrees that VENUSA shall not be required to purchase any Components or inventory from CUSTOMER’s current supplier at a price which exceeds VENUSA’s Standard Cost. In addition to the foregoing, CUSTOMER acknowledges and agrees that VENUSA shall only be required to maintain and pay for six (6) weeks worth of inventory at any given time. CUSTOMER’s supplier shall invoice VENUSA no more than once every six (6) weeks, commencing after the first six (6) week supply of Components shipped to VENUSA, for Components purchased by VENUSA from CUSTOMER’S current supplier. VENUSA shall pay CUSTOMER’s current supplier within thirty (30) days of VENUSA’S receipt of such invoice.

10.	INDEMNIFICATION

10.1 VENUSA’s Indemnification. VENUSA shall indemnify, defend, and hold CUSTOMER and CUSTOMER’s affiliates, shareholders, directors, officers, employees, contractors, agents and other representatives (the “CUSTOMER-Indemnified Parties”) harmless from all third party demands, claims, actions, causes of action, proceedings, suits, assessments, losses, damages, liabilities, settlements, judgments, fines, penalties, interest, costs and expenses (including reasonable fees and disbursements of counsel) of every kind (each a “Claim,” and, collectively “Claims”) (i) based upon personal injury or death or injury to property to the extent any of the foregoing is actually caused by a Product’s failure to conform to the specifications, and/or (ii) by the negligent or willful acts or omissions of VENUSA or its officers, employees, subcontractors or agents, and/or (iii) arising from or relating to any actual or alleged infringement or misappropriation of any patent, trademark, mask work, copyright, trade secret or any actual or alleged violation of any other intellectual property rights arising from or in connection with VENUSA’s manufacturing processes. Except to the extent that such infringement results from CUSTOMER’s Product designs.

10.2 CUSTOMER’s Indemnification. CUSTOMER shall indemnify, defend, and hold VENUSA and VENUSA’s affiliates, shareholders, directors, officers, employees, contractors, agents and other representatives (the “VENUSA-Indemnified Parties”) harmless from all Claims based (i) upon personal injury or death or injury to property to the extent any of the foregoing is proximately caused either by the Product design, or (ii) by the negligent or willful acts or omissions of CUSTOMER or its officers, employees, subcontractors or agents and/or (iii) arising from or relating to any actual or alleged infringement or misappropriation of any patent, trademark, mask work, copyright, trade secret or any actual or alleged violation of any other intellectual property rights arising from or in connection with the Products. Except to the extent that such infringement exists as a result of use by CUSTOMER of VENUSA’s manufacturing processes.

11.	TERMINATION

11.1 Termination for Cause. Either party may terminate this Agreement or an Order hereunder for default if the other party materially breaches this Agreement; provided, however, no right of default shall accrue until sixty (60) days after the defaulting party is notified in writing of the material breach and has failed to cure or give adequate assurances of performance (except in the case of non-payment) within the sixty (60) day period after notice of material breach.

11.2 Termination by Operation of Law. This Agreement shall immediately terminate at the election of the other party, should either party (a) become insolvent; (b) enter into or file a petition, arraignment or proceeding seeking on order for relief under the bankruptcy laws of its respective jurisdiction; (c) enter into a receivership of any of its assets, or (d) enter into a dissolution or liquidation of its assets or an assignment for the benefit of its creditors.

11.3 Consequences of Termination.

a. Termination for Reasons other than VENUSA’s Breach. In the event this Agreement or an Order hereunder is terminated for any reason other than a breach by VENUSA (including but not limited to a force majeure or termination for convenience), CUSTOMER shall pay VENUSA, termination charges equal to (1) the contract price for all finished Product existing at the time of termination and (2) VENUSA’s cost (including labor, Components and a fifteen percent mark-up on Components) for all work in process. All such termination charges will only be applicable in the event material meets specification and has been purchased and manufactured in accordance with Article 4 above. Such termination charges will not exceed the face amount of aggregate purchase orders existing at time of termination notification. Additionally CUSTOMER shall pay VENUSA for CUSTOMER’s Component liability pursuant to Section 4.2(a).

b. Termination Resulting From VENUSA’S Breach. In the event CUSTOMER terminates this Agreement or any Order hereunder as a result of a breach by VENUSA, CUSTOMER shall pay VENUSA, termination charges equal to (1) the contract price for all finished Product existing at the time of termination; (2) VENUSA’s cost (including labor, Components) for all work in process; and (3) CUSTOMER’S Component liability pursuant to Section 4.2(a); provided, however, that for the purposes of this subsection only, CUSTOMER’s Component Liability shall be calculated using “actual cost” and will not include a VENUSA fifteen percent mark-up. All such termination charges will only be applicable in the event material meets specification and has been purchased and manufactured in accordance with Article 4 above.”

11.4 Transfer of Production. In the event of termination of this Agreement, VENUSA shall physically transfer all assets owned by CUSTOMER, including all raw materials, WIP, finished goods, tooling, fixturing and equipment to manufacturer nominated by CUSTOMER. All specifications, drawings, procedures, documents and other process information would also be transferred. VENUSA shall also provide reasonable assistance and training to alternate manufacturer, for a maximum duration of 9 months. CUSTOMER shall bear reasonable expenses associated with such assistance and training. If CUSTOMER terminates this Agreement for cause, VENUSA will bear all reasonable costs (subject to Section 8.3), except for documented out-of-pocket expenses related to the transfer of manufacturing, which CUSTOMER will reimburse.

12.	QUALITY

12.1 Specifications. Product shall be manufactured by VENUSA in accordance with the specifications of the Products as set forth in the part numbers referenced in Exhibit A, and as modified from time to time in accordance with the terms hereof. Each party acknowledges that it has copies of all drawings, documentation and specifications corresponding to the part numbers referenced on Exhibit A at the time of execution of this Agreement. Neither party shall make any change to the Products, or to any Components described therein, including without limitation, changes to form, fit, function, performance, design, appearance, place of manufacture, manufacturing process, or labeling and packaging, unless such change is made with the prior written approval of CUSTOMER and in accordance with VENUSA’s engineering change order (“ECO”) procedure. Notwithstanding the foregoing, VENUSA shall be permitted to make changes in its manufacturing process at any time, so long as such changes do not affect the form, fit, function or performance of the Products or require prior approval or clearance by the FDA or any other governmental authority. VENUSA’s assessment of impact of changes on Product/process shall be subject to CUSTOMER approval.

12.2 Quality of Components; Quality Specifications. VENUSA shall use in its production of Products such Components of a type, quality, and grade specified by CUSTOMER to the extent CUSTOMER chooses to so specify, and shall purchase Components only from Vendors appearing on CUSTOMER’s approved vendor list (“AVL”); provided, however, that in the event VENUSA cannot purchase a Component from a Vendor on CUSTOMER’S AVL for any reason, VENUSA shall be able to purchase such Component from an alternate Vendor, subject to CUSTOMER’s prior written approval, which approval shall not be unreasonably withheld or delayed. VENUSA shall comply with the quality specifications set forth in its Quality Manual, incorporated by reference herein, a copy of which is available from VENUSA upon request.

12.3 Regulatory Compliance. VENUSA agrees to comply with all applicable FDA, and all other federal, state and local statutes and regulatory requirements relating to the manufacturing, storing, sterilizing, and transporting of the Products. VENUSA shall provide reasonable assistance to CUSTOMER in its FDA approval process and any post-approval dealings with the FDA, in terms of facility access, information regarding manufacturing processes and procedures, etc. VENUSA also agrees to comply with applicable ISO and CMD/CAS standards required for shipment of Product to locations outside of the United States. VENUSA shall retain Product records as required by FDA regulations and for 1 year beyond Product expiration whichever is the greater

12.4 Inspection of Facility. Upon reasonable advance written notice, CUSTOMER may inspect VENUSA’s Facility and Quality System where the Product is being manufactured and may also inspect the Equipment, tooling, fixturing, Products and Components held by VENUSA for CUSTOMER at VENUSA’s facilities during VENUSA’s regular business hours, provided that such inspection does not unduly affect VENUSA’s operations. CUSTOMER and its representatives shall observe all security and handling measures of VENUSA while on VENUSA’s premises. CUSTOMER and its representatives acknowledge that their presence on VENUSA’s property is at their sole risk. If CUSTOMER inspects VENUSA’s facilities under this Section, CUSTOMER shall provide VENUSA with a copy of CUSTOMER’s inspection report within thirty (30) days after completing the inspection.

12.5 Notification of Inspection of CUSTOMER by Governmental Authority. CUSTOMER and VENUSA shall immediately notify each other of any inspection of their facilities or request for information by FDA or any other governmental authority that is reasonably related to Products covered by this Agreement and shall provide each other with a copy of any notice of observations issued by the governmental authority and any written or electronic request for information. CUSTOMER and VENUSA also shall provide each other with a copy of the their responses to the notice or observations and any written or electronic request for information.

12.6 Notification of Enforcement Action. CUSTOMER and VENUSA shall mutually inform each other of any written or electronic communication that it receives from FDA or any other governmental authority that is reasonably related to the Products covered by this Agreement, including a FDA Warning Letter, in which FDA or any other governmental authority seeks or threatens to seek enforcement action, including, but not limited to, a voluntary or mandatory recall, detention, seizure, injunction, prosecution, or civil fines.

12.7 Correction or Removal Notification. For the purpose of this Section, “correction or removal” means an action taken to repair, modify, adjust, re-label, destroy, or inspect the Products covered by this Agreement with or without their physical removal from their point of use to some other location, including, but not limited to, a recall, market withdrawal, stock recovery, of safety alert. In the event CUSTOMER reasonably believes that it may be required to initiate a recall or other correction or removal with respect to Products covered by this Agreement, CUSTOMER shall immediately notify VENUSA in writing. In the event that VENUSA reasonably believes that a recall or other correction or removal action is necessary with respect to Products covered by this Agreement, VENUSA shall so notify CUSTOMER in writing, and CUSTOMER shall take such action. In the event the recall is required by a legally empowered regulatory authority, VENUSA shall not withhold written concurrence. The parties shall endeavor to reach an agreement prior to making any recall or issuing any advisory letter regarding the manner, text and timing of any publicity to be given such matters in time to comply with any applicable legal or regulatory requirements, but such agreement shall not be a precondition to any action that either party deems necessary to protect users of the Products or to comply with any applicable governmental orders or mandates. The parties agree to provide reasonable assistance to one another in the event of any recall or issuance of any advisory letter. If a recall is required because the Products did not conform to the specifications at the time of shipment from VENUSA, then VENUSA shall pay for its own out-of-pocket expenses for such recall. VENUSA shall also be responsible for CUSTOMER’s reasonable out-of-pocket expenses occasioned by such recall. CUSTOMER will be responsible for any and all costs associated with a recall for any other reason, including VENUSA’s reasonable out-of-pocket expenses.

12.8 Complaint Handling. VENUSA will address CUSTOMER complaints regarding Product performance, not related to Product design, in accordance with its standard procedures. These procedures require timely investigation of a complaint, written documentation of the investigation, cross-reference to CUSTOMER’S complaint reference number and determination of root cause with formalized corrective actions (CAPA), as appropriate.

13.	FORCE MAJEURE

13.1 Force Majeure Event. For purposes of this Agreement, a “Force Majeure Event” shall mean the occurrence of unforeseen circumstances beyond a party’s control and without such party’s negligence or intentional misconduct, including, but not limited to, any act by any governmental authority, act of war, natural disaster, strike, boycott, embargo, shortage, riot, lockout, labor dispute, or civil commotion.

13.2 Notice of Force Majeure Event. Neither party shall be responsible for any failure to perform due to a Force Majeure Event provided that such party gives notice to the other party of the Force Majeure Event as soon as reasonably practicable, but not later than five (5) days after the date on which such Party knew or should reasonably have known of the commencement of the Force Majeure Event, specifying the nature and particulars thereof and the expected duration thereof; provided, however, that the failure of a party to give notice of a Force Majeure Event shall not prevent such party from relying on this Section except to the extent that the other party has been prejudiced thereby

13.3 Termination of Force Majeure Event. The party claiming a Force Majeure Event shall use reasonable efforts to mitigate the effect of any such Force Majeure Event and to cooperate to develop and implement a plan of remedial and reasonable alternative measure to remove the Force Majeure Event; provided, however, that neither party shall be required under this provision to settle any strike or other labor dispute on terms it considers to be unfavorable to it. Upon the cessation of the Force Majeure Event, the party affected thereby shall immediately notify the other party of such fact, and use its best efforts to resume normal performance of its obligations under the Agreement as soon as possible.

13.4 Limitations. Notwithstanding that a Force Majeure Event otherwise exists, the provisions of this Article shall not excuse (i) any obligation of either party, including the obligation to pay money in a timely manner for Product actually delivered other liabilities actually incurred, that arose before the occurrence of the Force Majeure Event causing the suspension of performance; or (ii) any late delivery of Product, equipment, materials, supplies, tools, or other items caused solely by negligent acts or omissions on the part of such party.

14.	CONFIDENTIALITY AND NON-SOLICITATION OF EMPLOYEES

14.1 Definitions. For the purpose of this Agreement,

(a) “Confidential Information” means information (in any form or media) regarding a party’s customers, prospective customers (including lists of customers and prospective customers), methods of operation, engineering methods and processes (include any information which may be obtained by a party by reverse engineering, decompiling or examining any software or hardware provided by the other party under this Agreement), programs and databases, patents and designs, billing rates, billing procedures, vendors and suppliers, business methods, finances, management, or any other business information relating to such party (whether constituting a trade secret or proprietary or otherwise) which has value to such party and is treated by such party as being confidential; provided, however, that Confidential Information does not include information that (i) is known to the other party prior to receipt from the disclosing party hereunder, which knowledge shall be evidenced by written records, (ii) is independently developed as evidenced by written records, (iii) is or becomes in the public domain through no breach of this Agreement, or (iv) is received from a third party without breach of any obligation of confidentiality.

(b) “Person” shall mean and include any individual, partnership, association, corporation, trust, unincorporated organization, limited liability company or any other business entity or enterprise.

(c) “Representative” shall mean a party’s employees, agents, or representatives, including, without limitation, financial advisors, lawyers, accountants, experts, and consultants.

14.2 Nondisclosure Covenants.

(a) In connection with this Agreement, each party (the “Disclosing Party”) may furnish to the other party (the “Receiving Party”) or its Representatives certain Confidential Information. For a period of three (3) years from the date of this Agreement, the Receiving Party (a) shall maintain as confidential all Confidential Information heretofore or hereafter disclosed to it by the Disclosing Party, (b) shall not, directly or indirectly, disclose any such Confidential Information to any Person other than those Representatives of the Receiving Party whose duties justify the need to know such Confidential Information and then only after each Representative has agreed to be bound by this Confidentiality Agreement and clearly understands his or her obligation to protect the confidentiality of such Confidential Information and to restrict the use of such Confidential Information, and (c) shall treat such Confidential Information with the same degree of care as it treats its own Confidential Information (but in no case with less than a reasonable degree of care).

(b) The disclosure of any Confidential Information is solely for the purpose of enabling each party to perform under this Agreement, and the Receiving Party shall not use any Confidential Information disclosed by the Disclosing Party for any other purpose.

(c) Except as otherwise set forth in this Agreement, all Confidential Information supplied by the Disclosing Party shall remain the property of the Disclosing Party, and will be promptly returned by the Receiving Party upon receipt of written request therefor.

(d) If the Receiving Party or its Representative is requested or become legally compelled to disclose any of the Confidential Information, it will provide the Disclosing Party with prompt written notice. If a protective order or other remedy is not obtained, then only that part of the Confidential Information that is legally required to be furnished will be furnished, and reasonable efforts will be made to obtain reliable assurances of confidentiality.

(e) Nothing contained herein shall be construed to grant to the Receiving Party any right, title or interest in any Confidential Information or other intellectual property of Disclosing Party, with respect to which all ownership rights shall remain vested exclusively in Disclosing Party.

14.3 Non-Solicitation of Employees. During the term of this Agreement, neither party shall directly or indirectly solicit, recruit or hire (or attempt to solicit, recruit or hire) any of the other party’s employees; provided, however, that this shall not prohibit a party from (a) advertising for open positions provided that such advertisements are not targeted solely at the employees of the other party; or (b) employing any individual who initiates contact with such party on his or her own initiative, whether in response to an advertisement or otherwise.

14.4 Injunctive Relief Authorized. Any material breach of this Section by a party or its Representatives may cause irreparable injury and the non-breaching party may be entitled to equitable relief, including injunctive relief and specific performance, in the event of a breach. The above will not be construed to limit the remedies available to a party. In addition, the prevailing party will be entitled to be reimbursed for all of its reasonable attorneys’ fees and expenses at all levels of proceedings and for investigations, from the non-prevailing party.

15.	INSURANCE

VENUSA agrees to maintain during the term of this Agreement (a) employer’s liability insurance with limits of at least $500,000 per occurrence; (b) comprehensive general liability insurance, including blanket contractual liability and broad form property damage, with limits of at least $5,000,000 combined single limit for personal injury and property damage for each occurrence; and (c) comprehensive general liability insurance endorsed to include products liability and completed operations coverage in the amount of $5,000,000 for each occurrence. VENUSA shall furnish to CUSTOMER certificates or evidence of the foregoing insurance indicating the amount and nature of such coverage and the expiration date of each policy. Each party agrees that it, its insurer(s) and anyone claiming by, through, under or in its behalf shall have no claim, right of action or right of subrogation against the other party and the other party’s affiliates, directors, officers, employees and customers based on any loss or liability insured against under the insurance required by this Agreement.

16.	MISCELLANEOUS

16.1 Integration Clause. This Agreement (including the Exhibits and Schedules to this Agreement) constitutes the entire agreement of the parties, superseding all previous Agreements covering the subject matter. This Agreement shall not be changed or modified except by written Agreement, specifically amending, modifying and changing this Agreement, signed by VENUSA and an authorized representative of the CUSTOMER.

16.2 Order of Precedence. All quotations, Orders, acknowledgments and invoices issued pursuant to this Agreement are issued for convenience of the Parties only and shall be subject to the provisions of this Agreement and the Exhibits hereto. When interpreting this Agreement, precedence shall be given to the respective parts in the following descending order: (a) this Agreement; (b) Schedules and Exhibits to this Agreement; and (c) if Orders are used to release product, those portions of the Order that are not pre-printed and which are accepted by VENUSA. The Parties acknowledge that (y) the preprinted provisions on the reverse side of any such quotation, Order, acknowledgment or invoice and (z) all terms other than the specific terms set forth in Section 4(a)(i)-(iv) shall be deemed deleted and of no effect whatsoever. No modification to this Agreement, the Exhibits or any Order shall be valid without the prior written consent of the Purchase Agreement Coordinators of VENUSA and CUSTOMER.

16.3 Assignment. Neither this Agreement nor any rights or obligations hereunder shall be transferred or assigned by either party without the written consent of the other party, which consent shall not be unreasonably withheld or delayed. VENUSA shall not be permitted to use any subcontractors to manufacture or supply any Product hereunder without the prior written consent of CUSTOMER, in its sole and absolute discretion. This Agreement may be assigned by either party to any corporation controlling, controlled by or under common control with its parent corporation or to any successor to substantially all the business of the party, whether in a merger, sale of stock, sale of assets or other similar transaction, and in any event CUSTOMER may assign this Agreement to Boston Scientific Corporation without the consent of VENUSA.

16.4 Notices. Wherever one party is required or permitted or required to give written notice to the other under this Agreement, such notice will be given by hand, by certified U.S. mail, return receipt requested, by overnight courier, or by fax and addressed as follows:

If to CUSTOMER:	with a copy to:

Celsion Corporation	Venable LLP
10220-1 Old Columbia Road	2 Hopkins Plaza, Suite 1800
Columbia, MD 21046-1785	Baltimore, MD 21201
Attn: Anthony P. Deasey	Attn: Michael J. Baader, Esq.
Phone: (410) 290-5390	Phone: (410) 244-7708
Fax: (410) 290-5319	Fax: (410) 244-7742

If to VENUSA:	with a copy to:

VENUSA Corporation	Hale and Dorr LLP
650 College Road East, 4th Floor
Princeton, New Jersey 08540
Attn:	Attn: Christine Mikhail, Esq.
Phone:	Phone: 609-750-7686
Fax:	Fax: 609-750-7700

All such notices shall be effective upon receipt. Either party may designate a different notice address from time to time upon giving ten (10) days’ prior written notice thereof to the other party.

16.5 Disputes/Choice of Law. The parties shall attempt to resolve any disputes between them arising out of this Agreement through good faith negotiations. In the event the parties cannot resolve a dispute, the parties acknowledge and agree that the state courts of Maryland shall have exclusive jurisdiction and venue to adjudicate any and all disputes arising out of or in connection with this Agreement. This Agreement shall be construed in accordance with the substantive laws of the State of Maryland (excluding its conflicts of laws principles).

16.6 Approvals. CUSTOMER shall be responsible for submission to and acceptance by FDA of any premarket notification (“510(k)”) submission or premarket approval application (“PMA”) required to commercially distribute the Products in the United States and their foreign equivalents (e.g. IVDD registration) for the Products. CUSTOMER also shall be responsible for the submission to and acceptance by FDA of any investigational device exemption (“IDE”) application required to conduct clinical studies of the Products in the United States and the foreign equivalent of an IDE application to conduct clinical studies of the Products in other countries. CUSTOMER shall, at its expense, prepare, hold and maintain all necessary applications to analytically and clinically test and obtain government regulatory approvals to market, distribute and sell Products. Additionally, if CUSTOMER is required to notify the FDA of a change in location of the facility where the Products will be manufactured, CUSTOMER agrees to submit and obtain any required FDA approval or clearance for such change

16.7 No Conflict with Existing Contracts VENUSA represents that this Agreement does not violate any contracts between VENUSA and its current customers and will not result in any legal action arising from a violation of an existing contract.

16.8 Due Authorization. Each party represents and warrants to the other party that the execution, delivery and performance by said party of its obligations under this Agreement have been duly authorized by all necessary corporate action of said party.

16.9 No Third Party Beneficiaries. None of the provisions in this Agreement shall be construed to create any rights in any persons or entities that are not a party to this Agreement.

16.10 No Strict Construction. This Agreement has been prepared jointly and shall not be strictly construed against either party.

16.11 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and both of which together shall constitute one and the same instrument.

16.12 Survival. Sections 7, 8, 10, 11, 14, and 16 shall survive the termination or expiration of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the date on page one, by their duly authorized officers.

VENUSA CORPORATION			CELSION CORPORATION

By:	/s/ Gary D. Curtis	(SEAL)	By:	/s/ Anthony P. Deasey	(SEAL)
Signature			Signature

Gary D. Curtis
Typed Name			Anthony P. Deasey

Executive Vice President Sales & Marketing
Title			Chief Operating Officer

March 16, 2004			March 11, 2004
Date			Date

INDEX

1.	TERM
2.	PRICING
3.	PAYMENT TERMS
4.	PURCHASE ORDERS/FORECAST/RESCHEDULE
5.	DELIVERY AND ACCEPTANCE
6.	CHANGES
7.	WARRANTY
8.	CUSTOMER FURNISHED EQUIPMENT AND CUSTOMER OWNED EQUIPMENT
9.	INDEMNIFICATION AND LIMITATION OF LIABILITY
10.	TERMINATION
11.	QUALITY
12.	FORCE MAJEURE
13.	CONFIDENTIALITY AND NON-SOLICITATION OF EMPLOYEES
14.	INSURANCE
15.	MISCELLANEOUS

EXHIBITS

A.	PRICES, SPECIFICATIONS, PROJECTED VOLUMES, AND MINIMUM RUN RATES
B.	CUSTOMER FURNISHED AND CUSTOMER-OWNED EQUIPMENT

EXHIBIT A

PRODUCTS AND PRICES

Product and Celsion Part Number	Piece Price for Each Unit	Annual Quantity Actually Purchased

Prolieve™ Thermodilatation Kit	$176.85	5,000 to 10,000 units
Part # 3100152 Revision A	$167.60	10,000 to 20,000 units
	$159.51	Greater than 20,000 units

AGREED & ACCEPTED BY

CELSION		VENUSA

BY:	/s/ Anthony P. Deasey	BY:	/s/ Gary D. Curtis
Gary D. Curtis
TITLE:	Chief Operating Officer	TITLE:	Executive Vice President Sales & Marketing
DATE:	March 17, 2004	DATE:	March 16, 2004

EXHIBIT B

CUSTOMER FURNISHED EQUIPMENT/

CONSIGNED COMPONENTS